December 4, 2015

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

RE:	Advisers Investment Trust File Nos. 333-173080 and 811-22538

Ladies and Gentlemen:

On December 4, 2015, Advisers Investment Trust (the “Registrant”) filed Post-Effective Amendment No. 40 to its Registration Statement (the “Amendment”) on Form N-1A, pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”).

Pursuant to Rule 461 under the 1933 Act, the Registrant and BHIL Distributors, Inc., the Fund’s distributor, hereby request that the Commission accelerate the effective date of the Amendment to January 27, 2016 or the earliest practicable date thereafter.

If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

BHIL Distributors, Inc.		Advisers Investment Trust

By:	/s/ Brenda J. Bittermann	By:	/s/ Dina A. Tantra
Name: Brenda J. Bittermann		Name: Dina A. Tantra
Title: President		Title: President